Exhibit 99.1

EQONEX Announces Unaudited First Quarter of Fiscal Year 2022 Financial Results & Business Updates

Management Call to Discuss Fiscal Year 2021 Financial Results and Business Updates for the First Quarter of Fiscal Year 2022 on July 14, 2021

July 14, 2021 - Singapore: Diginex Limited (Nasdaq: EQOS), recently rebranded as EQONEX Group (“EQONEX” or the “Company”), a digital assets financial services company, today announced business updates for the first quarter ended June 30, 2021 of fiscal year 2022.

First Quarter of Fiscal Year 2022 Business Update Highlights

●	Revenue for the first quarter was US$2.5 million, over eight times higher than revenue from the previous fiscal year of US$0.3 million

●	The trend of revenue moved incrementally higher through the quarter from US$0.3 million for fiscal year 2021 to US$0.6 million, US$0.8 million, and US$1.1 million in April, May, and June, 2021, respectively

●	Exchange revenue for the first quarter was $2.4 million, compared to $0.2 million for the entire prior fiscal year

●	Average daily volumes on EQONEX Exchange in June 2021 were US$176.9 million, an increase from US$15.9 million in March 2021

●	Assets Under Management for Bletchley Park Asset Management were US$21 million as of July 1, 2021 compared to US$9.6 million as March 31, 2021

●	Assets Under Custody for Digivault were US$54 million as of June 30, 2021, compared to US$11.1 million as of March 31, 2021

●	Cash and cash equivalents and liquid assets were $42.1 million as of June 30, 2021

Richard Byworth, Chief Executive Officer at EQONEX Group, said: “Fiscal year 2022 is set to be yet another transformative year for EQONEX. Throughout the past year, most of our core business lines began operations which positioned us to start the new fiscal year rapidly scaling our business. As we began the quarter, EQONEX Exchange saw explosive growth in trading volumes and was able to transition from a more incentivized fee structure to one where the vast majority our trading volumes are fee paying, resulting in substantial and sustainable revenue growth. The Exchange generated US$2.4 million in revenue during the quarter with commission rates now coming into our targeted average range of 2-4 basis points per trade.”

“Launched in April this year, the EQO token has been instrumental in driving that growth. Investors have realized that by trading on EQONEX Exchange, their profitability can be significantly enhanced due to the structure of the token. EQO, and the growth in volumes it has generated, have acted as a fly wheel for market makers and institutional clients alike in joining the platform. In the traditional financial world, we say flow begets flow, and here it is no different. As we add more participants and grow our supporting ecosystem it becomes very apparent to all stakeholders that our exchange is creating quite a differentiated profile of flow.”

“The structural design of our ecosystem means market volatility is good for business: directional moves matter less. While the remaining parts of our business did not contribute materially to revenues yet, they are primed to do so as the year continues. Volumes, assets and revenues are all increasing as traction with our key targets of institutional clients grows. This fiscal year will no doubt be yet another transformative year for the company, and we look forward to delivering increasing value to our shareholders.”

Conference Call to Discuss Fiscal Year 2021 Results and Business Updates for the First Quarter of 2022

EQONEX’s management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, July 14, 2021 (8:00 PM Singapore/Hong Kong Time on the same day) to discuss its fiscal year 2021 results and provide financial and operational updates for the first quarter of fiscal year 2022.

All participants must register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID, which can be used to join the conference call.

Registration link: http://apac.directeventreg.com/registration/event/4338009

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A live and archived webcast of the conference call will be available at the following link: https://group.eqonex.com/investor-relations/webcasts-corporate-presentations.

A telephone replay of the call will be available after the conclusion of the conference call until July 22, 2021, 9:59 AM US ET:

United States:	+1 646 254 3697
International:	+61 2 8199 0299

Passcode:	4338009

Contacts

Press Contact:

Heather Dale

heather.dale@eqonex.com

Investor Relations Contacts:

Ross Dunwoody or Christian Arnell

ir@eqonex.com

Gateway Investor Relations:

Matt Glover

eqonex@gatewayir.com

About EQONEX

EQONEX is a digital assets financial services company focused on fairness, governance, and innovation. The group encompasses cryptocurrency exchange EQONEX as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform, Access Trading, a securitization advisory service, EQONEX Capital, market leading hot and cold custodian Digivault and asset manager Bletchley Park.

For more information visit: https://group.eqonex.com

Follow EQONEX on social media on Twitter @eqonex, on Facebook @eqonex, and on LinkedIn.

This press release is provided by Diginex Limited (“EQONEX”) for information purposes only, is a summary only of certain key facts and plans of EQONEX and includes forward looking statements that involve risks and uncertainties. Without limitation, the press release does not constitute an offer or solicitation in relation to any securities or other regulated products or services or to make use of any services provided by EQONEX, and neither this press release nor anything contained in it will form the basis of any contract or commitment whatsoever. The contents of this press release have not been reviewed by any regulatory authority in any jurisdictions.

Forward-Looking Information

This press release includes statements that express Eqonex’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Eqonex. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of Eqonex to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include without limitation:

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities, and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and our ability to maintain access to content and manage license relationships, and to invest in growth initiatives and pursue acquisition opportunities;

●	adverse effects to our financial condition and results of operations due to public health issues, including epidemics or pandemics such as COVID-19;
●	our future financial performance, including our expectations regarding our net revenue, operating expenses, and our ability to achieve and maintain future profitability;
●	our business lines and our ability to effectively manage our growth;
●	anticipated trends, growth rates, and challenges in our business, the Digital Assets economy, and in the markets in which we operate;
●	market acceptance of our products and services;
●	beliefs and objectives for future operations;
●	our ability to maintain, expand, and further penetrate our existing customer base;
●	our ability to develop new products and services and grow our business in response to changing technologies, customer demand, and competitive pressures;
●	our expectations concerning relationships with third parties;
●	our ability to maintain, protect, and enhance our intellectual property;
●	our ability to continue to expand internationally;
●	our ability to operate each of our business lines effectively;
●	the effects of increased competition in our markets and our ability to compete effectively;
●	future acquisitions of or investments in complementary companies, products, services, or technologies and our ability to successfully integrate such companies or assets;
●	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally, including environmental regulations on cryptocurrency mining;
●	economic and industry trends, projected growth, or trend analysis;
●	trends in revenue, cost of revenue, and gross margin;
●	trends in operating expenses, including technology and development expenses, sales and marketing expenses, and general and administrative expenses, and expectations regarding these expenses as a percentage of revenue; and
●	increased requirements and expenses associated with being a public company.

The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events. For additional discussion, see Item 3 “Key information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021, as updated by our subsequent filings with the Securities and Exchange Commission.

Other than those of EQONEX, all names, trademarks and logos in this press release and used in the materials herein belong to their respective owners. Nothing contained on this press release should be construed as granting, by implication, estoppel, or otherwise, any right or license to use any third-party names, trademarks, or logos displayed on the press release without the written permission of such third parties.